July 29, 2005



Via EDGAR Transmission
----------------------

Ms. Jill S. Davis
Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and
     Exchange Commission
Washington, DC  20549-7010

                  Re:      Tasty Baking Company
                           Form 10-K for Fiscal Year Ended December 25, 2004 Filed March 25, 2005
                           Form 14A
                           Filed April 8, 2005
                           Form 10-Q for Fiscal Quarter Ended March 26, 2005 Filed May 5, 2005
                           File No. 1-05084

Dear Ms. Davis:

                    Thank you for your letter dated July 12, 2005 reflecting comments resulting from your review of our filings on Form 10-K for the fiscal year ended December 25, 2005, Schedule 14A for the 2005 Annual Meeting of Shareholders, and on Form 10-Q for the fiscal quarter ended March 25, 2005 (the "Comment Letter").

                    We have reviewed your comments carefully and set forth our detailed responses below. For ease of reference, the text of each numbered comment is reproduced immediately preceeding our corresponding response.

                    Having reviewed the referenced filings in light of your comments, the company continues to believe that these filings comply with the applicable disclosure requirements. However, the company plans to incorporate in its future filings additional information identified in the Comment Letter that may enhance its overall disclosure by providing additional detail to investors. On or about July 29, 2005, the company will file its Report on Form 10-Q for the fiscal quarter ended June 25, 2005. As indicated specifically below, the guidance provided in the Comment Letter regarding opportunities for enhanced disclosure will be reflected in the forthcoming Form 10-Q and in subsequent periodic filings, as appropriate.

Form 10-K for the Fiscal Year Ended December 25, 2004
-----------------------------------------------------

Management's Discussion and Analysis of Financial Condition and
---------------------------------------------------------------
Results of Operations, page 9
------------------------------

Ms. Jill S. Davis
Securities and Exchange Commission
July 29, 2005
Page 2




Critical Accounting Policies, page 9
------------------------------------

Comment 1 "We note that you identify several accounting policies that "....are considered to be critical in that (i) they are most important to the depiction of the financial condition and results of operations of the company and (ii) their application requires management's most subjective judgment in making estimates about the effect of matters that are inherently uncertain." However, your disclosures do not refer to specific accounting estimates and the assumptions and uncertainties underlying such estimates. Please expand your disclosures to explain how the assumptions that you have made compare to other assumptions that could have reasonably been made, under the circumstances, and to address the specific uncertainties that are reasonably likely to give rise to material effects in the course of resolution. Please provide information about the quality and potential variability of your earnings and cash flow so that investors may ascertain the extent to which your reported financial information is indicative of your future results. We generally find that disclosures including both sensitivity analyses and discussions of historical experience in making the critical estimates are effective in meeting this Management's Discussion and Analysis objective. Please refer to the guidance in FRC Section
501.14 if you require further clarification."

         Response to #1: The company believes that it has adequately disclosed appropriate information related to Critical Accounting Policies based on "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" published December 19, 2003, in reference to FR-72. To further enhance our disclosure, the company will incorporate responses a, b, c, e and f into the Form 10-Q filing for the fiscal quarter ended June 25, 2005.

          a.   Customer Sales and Discounts and Allowances

                  The company gives allowances and offers various sales incentive programs to customers and consumers that are accounted for as a reduction of sales. The company records estimated reductions to sales for:

                    o Price promotion discounts at the time the product purchased by the independent sales distributor is sold to the final retail customer
                    o    Distributor discounts at the time revenue is recognized
                    o    Coupon expense at the estimated redemption date
                    o    Customer rebates at the time revenue is recognized
                    o Cooperative advertising at the time the company's obligation to the customer is incurred
                    o    Product  returns   received  from   independent   sales
                         distributors

                  Price promotion discount expense is recorded when the related product being discounted is sold by the independent sales distributor to the retail customer. The amount of the price promotion is captured in the hand held computer system when the independent sales distributor sells product to the retail customer. The price promotion discount is based upon actual discounts per case based upon an approved price promotion calendar. Any variation in price discounts is due primarily to the company selling more volume on discount than estimated, but that variation is recorded each month. Independent sales distributors receive a purchase discount equal to a percentage of the wholesale price of product sold to retailers and other customers, adjusted for price promotions and product returns. Direct retail customers receive a purchase discount equal to a percentage of the wholesale price of product received. Discounts to independent distributors and retail customers are based on agreed upon rates, and amounts vary based upon volume.

Ms. Jill S. Davis
Securities and Exchange Commission
July 29, 2005
Page 3


                  Coupon expense estimates are based upon the number of coupons dropped to consumers and the estimated redemption percentage. The estimated redemption percentages are based on data obtained from the company's third party coupon processor, and their experience with similar coupon drops. The estimate is updated monthly upon receipt of the actual coupon redemption report. Estimates for customer rebates assume that customers will meet the required quantities to qualify for payment. If the customers fall above or below the estimate as the year progresses, this could impact the estimate. Cooperative advertising expense is recorded based on the estimated advertising cost of the underlying program. Product returns are recorded as product is received back to the company. At quarter end, an estimated reserve for product returns is recorded based upon sales and actual return experience in the last month of the quarter. Actual returns may vary from this estimate. An estimate for the product return reserve must be used at month end in order to prepare the financial statements on a timely basis since actual product returns come in subsequent to month end.

                  Some customers take deductions when they make payments to the company. Based on historical experience, it is the company's current policy to reserve for these deductions at the time they are taken by the customer. If it is determined by the company that a deduction may not be valid, the deduction is evaluated with the customer and the reserve could be reversed.

                  Total sales discounts and allowances approximated $25 million per quarter in 2004. Since the company obtains updated information on every discount and allowance account each month, the risk that estimates are not properly recorded are generally limited to a percentage of one month's activity. This activity approximated $8 million for 2004. Historically, actual discounts and allowances have not varied significantly from estimates.

              b.  Collections

                  The company aggressively pursues collection of accounts receivable balances. The company performs ongoing credit evaluations of customers' financial condition and makes quarterly estimates of its collectibility of its accounts receivable balances. Management specifically analyzes accounts receivable trends and historical bad debts, customer concentrations, customer credit worthiness, levels of customer deductions, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

                  The provision for doubtful accounts is recorded as a selling, general and administrative expense. The allowance for doubtful accounts has two components. The first component is a reserve against all accounts receivable balances based on the last five years of write-off experience for the company. The second component is for specifically identified accounts receivable balances from customers whose ability to pay is in question, such as customers who file bankruptcy while they have an outstanding balance due the company. Although the total allowance for doubtful accounts reflects the estimated risk for all customer balances, if any one of our top twenty customers' accounts receivable balances became fully uncollectible, that would have a material impact on our consolidated statement of operations, and would negatively impact cash flow.

Ms. Jill S. Davis
Securities and Exchange Commission
July 29, 2005
Page 4

              c.  Long-lived asset impairment

                  In accordance with SFAS No.144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In instances where the carrying amount may not be recoverable, the review for potential impairment utilizes estimates and assumptions of future cash flows directly related to the asset. Cash flow estimates are typically derived from the company's historical experience and internal business plans.

                  For assets where there is no plan for future use, the review for impairment includes estimates and assumptions of the fair market value of the asset, which is based on the best information available. The company uses market prices, when available, and independent appraisals as appropriate to determine fair value. These assets are recorded at the lower of their book value or market value.

                  Adverse changes in future market conditions could result in losses or an inability to recover the carrying value of the asset.

              d.  Pension and Postretirement Plans

                  The following response will not be included in future filings.

                  We have carefully reviewed our disclosures related to pension and postretirement plans and believe that all key information required has been included. In reaching our conclusion, we point out to the Staff that Footnotes No. 8 and No. 9 include sensitivity analysis and other information regarding assumptions requested in the comment. We believe that the cross-reference included in the Critical Accounting Policy to these footnotes along with the additional information currently included in the Critical Accounting Policy is sufficient.

              e.  Workers' Compensation Expense

                  Accounting for workers' compensation expense requires the use of estimates and assumptions regarding numerous factors, including the ultimate severity of injuries, the timeliness of reporting injuries, and health care cost increases. The company insures for workers' compensation liabilities under a large deductible program where losses are incurred by the company up to certain specific and aggregate amounts. Accruals for claims under the large deductible insurance program are recorded as claims are incurred. We estimate our liability based on total incurred claims and paid claims, adjusted by loss development factors which account for the development of losses over time. Loss development factors are based on prior loss experience and on the age of incurred claims, and are reviewed by a third party claim loss specialist. The company's estimated liability is the difference between the amounts the company expected to be paid and the amounts the company had already paid for those years, adjusted for the limits on the aggregate amounts. We evaluate our estimated liability on a continuing basis and adjust it accordingly. Included in the estimate of liability is an estimate for expected changes in inflation and health care costs.

                  If there are an excessive number of workers' compensation claims in a given accounting period and the actual results vary from the company's assumptions, this could have a material impact on our consolidated statement of operations.

Ms. Jill S. Davis
Securities and Exchange Commission
July 29, 2005
Page 5


              f. Income Tax Valuation (000's except shares and per share amounts)

                  During the year, the company records income tax expense and liabilities based on estimates of book and tax income, and current tax rates. These estimates could vary in the future due to uncertainties in company profits, new laws, new interpretations of existing laws, and rulings by taxing authorities. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known.

                  The company has recorded a deferred income tax asset for the benefit of federal and state income tax loss carryforwards ("NOL's"). These carryforwards expire in varying amounts between 2005 and 2024. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes that it is more likely than not that the deferred tax assets will be realized. However, the amount realizable could be reduced if estimates of future taxable income during the carryforward period are reduced.

                  The company has recorded a deferred income tax asset benefit for unused federal AMT credits, which do not expire, and for unused state tax credits, which expire in varying amounts between 2005 and 2009. Realization is dependent on generating sufficient taxable income prior to expiration of the state credits. A valuation allowance in the amount of $407 has been established as management believes that a portion of the state credits may not be realized since NOL's must be utilized before the state credits.

Results of Operations, page 11
------------------------------
Depreciation, page 12
---------------------

Comment 2: "We understand that during the first quarter 2004 you extended the useful lives of certain machinery, equipment, buildings and improvements. Please expand your disclosure to clarify why this was considered a change in estimate, given your disclosure that you had other similar assets that were already being depreciated over the same life. Also explain what changed from the time the assets were placed in service to the time that the asset lives were changed that would have resulted in a change of estimate. We may have further comment."

         Response to #2:  (000's except shares and per share amounts)
         --------------

         In March 2004, the company completed a comprehensive review of the estimated useful lives of all asset classes. Based on the condition of the assets noted and evaluated during this review, management concluded that certain assets had estimated useful lives that were greater than the original estimated lives assigned when the asset was put into service. Conversely, management identified assets that had estimated useful lives that were shorter than the original estimates assigned when the asset was put into service.

         Over 80% of the assets that had original estimated useful lives that were shorter than management's current estimate of the useful life related to machinery and equipment that was being depreciated over an estimated life of 7 years rather than management's current estimate of 15 years. In 1997, the company undertook a multi-year bakery modernization project at the Philadelphia, Pa. bakery. Machinery and equipment added or upgraded during the early stages of this modernization were assigned 7 year estimated lives. Starting in fiscal year 2000, management anticipated that the new machinery and equipment

Ms. Jill S. Davis
Securities and Exchange Commission
July 29, 2005
Page 6


         being added was of a different quality or characteristic that would support it having a longer estimated useful life than the equipment installed at the early stages of the modernization. Therefore, management changed the estimate to 15 years for all new machinery and equipment added from the year 2000 going forward. At the time, management did not change the estimated useful lives of 7 years assigned to the machinery and equipment installed during the early years of the modernization.

         Upon the evaluation of the machinery and equipment estimated useful lives completed in March 2004, we confirmed that 15 years was the proper assumption for the estimated useful life of machinery and equipment. Based upon the company's experience, the company also determined that the previous estimate of 7 years useful life for machinery and equipment added at the early stages of the modernization was not indicative of its actual expected life. Although the assets added in 1997 to 1999 were older than the assets added starting in the year 2000, the company determined that they have the same operating capability as those assets added since 2000. As a result, changing to an estimated useful life of 15 years for those assets is a better estimate. Examples of the types of assets include donut equipment, case printers and icing tables. The plant modernization started in 1997 also supported the change in estimate for buildings and improvements to 39 years.

         The other large item identified in the asset review was the company's Enterprise Resource Planning (ERP) system implemented in the late 1990's. This system was being depreciated over 7 years. Based upon our evaluation of this system in the review completed in March 2004, and the company's decision to replace the system with a new ERP system by the end of 2004, management reduced the estimated useful life of the old ERP system by approximately 1.5 years, and accelerated depreciation in 2004.

         The result of this change in estimate was a decrease in depreciation expense for the 52 weeks ended December 25, 2004 of $84 or $57 after tax, or $.01 per fully diluted share. The result of this change in estimate was a decrease in depreciation expense for the 26 weeks ended June 26, 2004 of $42 or $29 after tax, or less than $.01 per fully diluted share.

         The following modifications will be made to the Form 10-Q filing for the fiscal quarter ended June 25, 2005.
         -----------------------------------------------------------------------

         In March 2004, the company performed a comprehensive review of the estimated useful lives of all asset classes. As a result, the company evaluated the utilization of certain machinery and equipment and determined that its useful lives should be extended to 15 years from 7 years, consistent with similar assets already being depreciated over 15 years. The useful lives of buildings and improvements were standardized at 39 years from 15 to 35 years. Also as part of this review, the estimated useful lives for certain machinery, leasehold improvements and the Enterprise Resource Planning "ERP" System were reduced, and depreciation was accelerated. The result of this change in estimate was a decrease in depreciation expense for the 26 weeks ended June 26, 2004 of $42 or $29 after tax, or less than $.01 per fully diluted share.

         Management has accounted for these changes as changes in estimates because the facts, circumstances and assumptions surrounding the original determination of the useful lives have changed. For the ERP System, the company's decision to implement a new system by the end of fiscal 2004 resulted in a change to the estimated useful life of the replaced ERP System. The changes in the estimated useful lives of the machinery and equipment from 7 years to 15 years relate to the Philadelphia, PA, bakery modernization that started in 1997. All machinery and equipment installed from 1997 to 1999 was assigned a 7 year life based on the assumption at the time about the quality of the equipment being installed. Starting in fiscal year 2000, management started assigning 15 year lives to the machinery and equipment as it was determined that the quality of the machinery and equipment was

Ms. Jill S. Davis
Securities and Exchange Commission
July 29, 2005
Page 7

         better than originally expected at the start of the modernization in 1997. In our review completed in March 2004, we determined that the machinery and equipment assigned 7 year lives from 1997 to 1999 had the same performance characteristics as the machinery and equipment assigned 15 year estimated lives, thereby supporting the change in estimate in 2004. The plant modernization started in 1997 also supported the change in estimate for buildings and improvements to 39 years.

         Comment 3: "Please expand your financial statement disclosure to disclose the effect of these changes in estimate on income before extraordinary items, net income and related per share amounts of the current period, as required by paragraph 33 of APBO No. 20."

         Response to # 3:   (000's except shares and per share amounts)
         ----------------
         The result of this change in estimate was a decrease in depreciation expense for the 52 weeks ended December 25, 2004 of $84 or $57 after tax, or $.01 per fully diluted share.
         Liquidity and Capital Resources, page 13

Certain Financing Activity, page 14
-----------------------------------
Comment 4: "Please revise your tabular disclosure of payments due under debt, lease and employee benefits obligations to conform to the format provided by paragraph (a)(5)(i) of Item 303 of Regulation S-K."

         Response to #4:

         The following modifications will be made to the Form 10-Q filing for the fiscal quarter ended June 25, 2005, and all future 10-K filings will conform to the format provided by paragraph (a)(5)(i) of Item 303 of Regulation S-K:

         Future payments due under debt, lease obligations, and employer benefits as of June 25, 2005, are reflected in the following table:

         As of 6/25/2005
                                                                                 Payments Due by Period
                                                   -------------- --------------- -------------- -------------- -----------------
         Contractual Obligations (a)                                Less than         1-3            3-5           More than
                                                      Total          1 year          years          years           5 years
                                                      -----          ------          -----          -----           -------
         Long-term debt obligations (b)               $  10,000      $     -      $  10,000       $      -          $    -
         Capital lease obligations (c)                    6,469          571          2,812          1,122           1,964
         Operating lease obligations                      3,726          886          2,690            150               -
         Notes payable (d)                                4,600        4,600              -              -               -
         Estimated employee benefit payments              4,486          255          1,504            921           1,806
                                                   -------------- --------------- -------------- -------------- -----------------
         Total                                        $  29,281      $ 6,312      $  17,006       $  2,193          $3,770
                                                   ============== =============== ============== ============== =================

     a. In addition to the obligations listed in this chart, the company enters into purchase commitments primarily related to the purchase of ingredients and packaging utilized in the ordinary course of business, which historically approximates $65 to $70 million annually. The majority of these items are obtained by purchase orders on an as needed basis. At June 25, 2005, the company had $7.5 million in purchase commitments that extended beyond twelve months but were shorter than three years. At June 25, 2005, the company had $0.7 million in one purchase commitment that extended seven years.
     b. On January 23, 2005, the company extended the maturity of its revolving line in the Facility to January 22, 2007.
     c.   Capital lease obligation with interest at 11.0% and 5.7%.
     d. On March 21, 2005, the company extended the maturity of its 364-day line in the Facility to March 19, 2006. On the consolidated balance sheet, the 364-day line is reflected as a current liability as the balance fluctuates daily based on working capital requirements.

         There is no minimum cash contribution for the Pension Plan in 2005. The company is expecting to make a cash contribution in 2005, but has not determined the amount.

Ms. Jill S. Davis
Securities and Exchange Commission
July 29, 2005
Page 8


Note 1. Summary of Significant Accounting Policies, page 25
-----------------------------------------------------------
Revenue Recognition, page 25
----------------------------
     Comment 5: "We note that you recognize revenue when title and risk of loss pass, which is generally upon receipt of goods by the customer. We understand that for route area sales, you sell to independent sales distributors who, in turn, sell to retail customers. Please expand your disclosure to more clearly distinguish when revenue is recognized for sales made directly to retail customers and those made to independent sales distributors. In this regard, address when title and risk of loss passes under each scenario."


         Response to #5: The following accounting policy will be added to the Form 10-Q for the fiscal quarter ended June 25, 2005.

         Revenue is recognized when title and risk of loss pass, which is upon receipt of goods by the independent sales distributor, retailers or third party distributors. For route sales, the company sells to independent sales distributors who, in turn, sell to retail customers. Revenue for sales to independent sales distributors is recognized upon receipt of the product by the distributor. For sales made directly to a retail customer or a third party distributor, revenue is recognized upon receipt of the product by the retail customer or third party distributor.

     Comment 6: "Disclose your accounting policy of how you determine when to report a gain on the sale of your routes and identify the terms of these arrangements which are largely financed by you. We note your related disclosure on page 28. "

     Response to # 6: The following accounting policy will be added to the Form 10-Q for the fiscal quarter ended June 25, 2005.

         The company's sales distribution routes are owned by independent sales distributors who purchase the exclusive right to sell and distribute Tastykake products in defined geographical territories. The company may sell routes to independent sales distributors, recognizing a gain or loss on the sale. Routes sold by the company are either existing routes that the company has previously purchased from an independent sales distributor, or newly established routes in new geographies. Any gain or loss recorded by the company is based on the difference between the sales price and the carrying value of the route, and is recorded as a separate line item in the consolidated statements of operations and retained earnings. The company recognizes gain on sales of routes since all material services or conditions related to the sale have been substantially performed or satisfied by the company as of the date of sale. In most cases, the company will finance a portion of the purchase price with interest bearing notes. Interest rates on the notes are based on Treasury yields plus a spread. The notes require full repayment of the loan amount. The company has no obligation to later repurchase a route but may choose to do so to facilitate a change in route ownership.

Inventory Valuation, page 25
----------------------------
     Comment 7: "Please expand your accounting policy disclosure to specifically address spare parts inventory obsolescence, idle facility expense, excessive spoilage or any other related items that result in reductions of inventory."

Ms. Jill S. Davis
Securities and Exchange Commission
July 29, 2005
Page 9

     Response to #7: The following accounting policy will be added to the Form 10-Q for the fiscal quarter ended June 25, 2005.

         Inventories, which include material, labor and manufacturing overhead, are stated at the lower of cost or market, cost being determined using the first-in, first-out ("FIFO") method. Inventory balances for raw materials, semi-finished goods, and finished goods are regularly analyzed and provisions for excess and obsolete inventory are recorded, if necessary, based on the forecast of product demand and production requirements.

         Spare parts, which are recorded as property plant & equipment, are reviewed for potential obsolescence on a quarterly basis. Reserves are established for all spare parts that are no longer usable.

         Excessive spoilage and idle facility expenses that would be material to the financial statements would be excluded from allocated manufacturing overhead and treated as period costs.

Note 2. Restructure Charges, page 27
------------------------------------

     Comment 8: "Please expand your disclosure to address each of the following regarding your restructuring activities:

          o Expand your description to provide facts and circumstances leading to the restructuring(s) and the expected completion date(s)

          o Disclose the total amount expected to be incurred in connection with the activity for each major type of cost associated with the activity

          o Disclose, if true, that a liability for a cost associated with the restructuring exists and is not recognized because the fair value cannot be reasonably estimated, and explain why it cannot be estimated."

         Response to # 8: The following accounting policy will be added to the Form 10-Q for the fiscal quarter ended June 25, 2005, and the table will reflect information as of that date. (000's except shares and per share amounts)


         From fiscal years 2001 to 2004, the company implemented three strategies that resulted in restructuring charges. These strategies were the closing of the company owned thrift stores which began in 2001, the exit from the Dutch Mill Baking facility in 2001, and the departure of executives as a result of the strategic changes made in 2002 with the arrival of the new CEO to the company. The specific costs and activities related to these events are outlined below.

         During the fourth quarter of 2001, a strategic decision was made to exit the Dutch Mill Baking company production facility and recognize the efficiencies related to moving production to the company's Oxford, PA, plant. There were 19 manufacturing and four administrative positions eliminated as a result. In addition, the company made a strategic decision to exit the thrift store business. The closing affected six thrift store employees. Costs related to these two events were included in a restructure charge of $1,728.

         During the second quarter of 2002, the company closed six thrift stores and eliminated certain manufacturing and administrative positions as the company made a strategic decision to exit the thrift store business in the fourth quarter of 2001. There were 67 employees terminated as a result of this restructure, of which 42 were temporary employees, 13 were thrift store employees and 12 were corporate and administrative employees. Costs related to these events were included in a restructure charge of $1,405.

         During the fourth quarter of 2002, the company incurred a $4,936 restructure charge related to the closing of the remaining twelve thrift stores and the specific arrangements made with senior executives

Ms. Jill S. Davis
Securities and Exchange Commission
July 29, 2005
Page 10

         who departed the company in the fourth quarter of 2002. The departure of the senior executives is a result of the strategic changes made in the fourth quarter of 2002 with the arrival of the new CEO to the company. There were 29 employees terminated as a result of this restructure, of which 25 were thrift store employees and four were corporate executives.

         During the fourth quarter of 2003, the company incurred a $429 restructure charge related to specific arrangements made with senior executives who departed the company. The departure of the senior executives is the result of the continued transition resulting from the strategic changes made in the fourth quarter of 2002 with the arrival of the new CEO to the company.

         The company recognized net restructure charge reversals in 2003 of $500. These reversals resulted from favorable settlements of certain thrift store lease contracts reserved in the 2002 restructuring.

         In the fourth quarter of 2004, the company favorably settled certain thrift store lease contracts for a gain of $35. This gain was offset by reversals of previously sub-leased contracts that subsequently defaulted, and other adjustments related to the estimated expenses for maintaining the thrift stores still under contract, which resulted in a net charge of $9.


         RESTRUCTURE RESERVE ACTIVITY

                                       Lease obligations      Severance   Fixed Assets          Other         Total
         Balance December 29, 2001           $       428    $       208    $        58    $       157    $      851
         2002 Restructure charges                  2,015          3,736            412            178         6,341
         2002 Reclassification of PP&E                 -              -           (144)             -          (144)
         2002 Payments                              (365)          (541)             -           (157)       (1,063)
                                             -----------------------------------------------------------------------
         Balance December 28, 2002                 2,078          3,403            326            178         5,985
         2003 Restructure charges                      -            429              -              -           429
         2003 Reclassification of PP&E                 -              -           (326)             -          (326)
         2003 Reclassification of SERP                 -           (683)             -              -          (683)
         2003 Reversal of reserve                   (500)             -              -              -          (500)
         2003 Payments                              (765)        (1,664)             -           (101)       (2,530)
                                             -----------------------------------------------------------------------
         Balance December 27, 2003                   813          1,485              -             77         2,375
         2004 Reversal of reserve, net of adjustments  4              -              -              5             9
         2004 Payments                              (410)          (893)             -            (44)       (1,347)
                                             -----------------------------------------------------------------------
         Balance December 25, 2004           $       407    $       592    $         -    $        38     $   1,037

         The balance of the severance charges is expected to be paid as of December 2005, and the balance of the lease obligations is expected to be paid as of November 2006.

         The company is not in a situation where a liability for costs associated with any of the restructurings noted above could not be recognized because the fair value could not be reasonably estimated.

Ms. Jill S. Davis
Securities and Exchange Commission
July 29, 2005
Page 11

Form 14A, Filed April 8, 2005

     Comment 9: "We understand that your auditors orally requested $250,000 of additional fees for hours incurred in excess of the estimated number of hours associated with the 2004 audit fee estimate. We note that you and your Audit Committee intended to analyze the additional hours incurred and discuss with your auditors any additional fees to be paid. Please tell us how the issue has since been resolved and the impact that the resolution had on your accrual for audit services during the year ended December 25, 2004 and the thirteen weeks ended March 26, 2005. If the issue has not been resolved, please provide us with an update regarding the matter. Also, discuss if any unpaid fees has impacted or is expected to impact your auditors' independence."

         Response to # 9: The company's Audit Committee and its independent auditors resolved the issue related to the additional audit fees by agreeing to additional fees of $135,000. This final agreement was reached in June, 2005. No accrual was recorded for the year ended December 25, 2005 because the Audit Committee did not believe the additional fees were warranted and the details of the additional fees had not been provided by the auditors before the Form 10-K was filed. At the time of the filing, the company believed that under guidance provided in SFAS 5, there was not a probable and estimable amount to accrue, and further believed that the low end of the range of an estimate was zero or immaterial to the financial statements. As of the time of filing of the company's Form 10-Q for the first quarter of 2005, a final amount was not yet agreed upon, but the company had $150,000 accrued in audit fees based upon an estimated range of outcomes. This amount was determined after reviewing additional information from the auditors and having discussions with the Audit Committee. The Audit Committee approved the final agreed upon additional fee of $135,000. This amount was billed to the company on June 24, 2005 and was processed for payment in early July, 2005.

         The Audit Committee and the auditors do not believe this issue or its resolution has impacted or will impact our auditors' independence.

Closing Comments

          In connection with this response to your comments, the company acknowledges that:

          o the company is responsible for the adequacy and accuracy of the disclosure in its filings;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

          o the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                    You may contact me with any questions on 215-221-8873.

                                   Sincerely,




                                   David S. Marberger
                                   Senior Vice President and CFO

cc: Charles P. Pizzi, Chief Executive Officer
    Regina Balderas